SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A*	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

USA Interactive (formerly USA Networks, Inc.)

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

902984 10 3

(CUSIP Number)

Charles Y. Tanabe, Esq. Senior Vice President and General Counsel Liberty Media Corporation 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5400	Pamela S. Seymon, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	George E. Bushnell III, Esq. Vice President and Corporate Counsel Vivendi Universal 800 Third Avenue New York, New York 10022 (212) 572-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*              Note:  This statement constitutes Amendment No. 14 of the Report on Schedule 13D of the reporting group consisting of Liberty Media Corporation, Barry Diller, Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), Vivendi Universal, S.A., Universal Studios, Inc. and the BDTV Entities. This statement also constitutes Amendment No. 9 of a Report on Schedule 13D of Liberty Media Corporation, Amendment No. 24 of a Report on Schedule 13D of Barry Diller, Amendment No. 14 of a Report on Schedule 13D of Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.) and Universal Studios, Inc., Amendment No. 8 of a Report on Schedule 13D of Vivendi Universal, S.A., Amendment No. 20 of a Report on Schedule 13D of BDTV INC., Amendment No. 18 of a Report on Schedule 13D of BDTV II INC., Amendment No. 15 of a Report on Schedule 13D of BDTV III INC. and Amendment No. 14 of a Report on Schedule 13D of BDTV IV INC.

CUSIP No. 902984 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 235,213,844 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 235,213,844 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,213,844 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)  39.9%
Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal.  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.2% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 902984 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 235,213,844 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 84,891,949 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,213,844 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)  39.9%
Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal.  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.2% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 902984 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vivendi Universal, S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 235,213,844 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 84,891,949 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,213,844 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)  39.9%
Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal.  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.2% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 902984 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Universal Studios, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 235,213,844 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 84,891,949 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,213,844 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)  39.9%
Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal.  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.2% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 902984 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 235,213,844 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 235,213,844 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,213,844 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)  39.9%
Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal.  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.2% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 902984 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BDTV INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 235,213,844 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 235,213,844 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,213,844 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)  39.9%
Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal.  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.2% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 902984 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BDTV II INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 235,213,844 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 235,213,844 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,213,844 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)  39.9%
Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal.  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.2% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 902984 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BDTV III INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 235,213,844 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 235,213,844 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,213,844 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)  39.9%
Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal.  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.2% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 902984 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). BDTV IV INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 235,213,844 shares

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 235,213,844 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,213,844 shares

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty, Vivendi Universal, VU Canada and Universal and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)  39.9%
Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock and the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal.  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.2% of the voting power of the Company.  See Item 5.

14.	Type of Reporting Person (See Instructions) CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Statement of

LIBERTY MEDIA CORPORATION,

BARRY DILLER,

UNIVERSAL STUDIOS, INC.,

VIVENDI UNIVERSAL CANADA INC. (FORMERLY THE SEAGRAM COMPANY LTD.),

VIVENDI UNIVERSAL, S.A.,

BDTV INC.,

BDTV II INC.,

BDTV III INC.

and

BDTV IV INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

USA INTERACTIVE (formerly USA Networks, Inc.)

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of USA Interactive, a Delaware corporation (formerly “USA Networks, Inc.”) (“USA” or the “Company”).  The Reports on Schedule 13D, as amended and supplemented, originally filed with the Commission by (i) the reporting group (the “Reporting Group”) consisting of Liberty Media Corporation, a Delaware corporation (“Liberty”), Mr. Barry Diller, Universal Studios, Inc., a Delaware corporation (“Universal”), Vivendi Universal Canada Inc. (formerly The Seagram Company Ltd.), a Canadian corporation (“VU Canada”), Vivendi Universal, S.A., a societe anonyme organized under the laws of the Republic of France (“Vivendi Universal”), BDTV INC., a Delaware corporation (“BDTV”), BDTV II INC., a Delaware corporation (“BDTV II”), BDTV III INC., a Delaware corporation (“BDTV III”), and BDTV IV INC., a Delaware corporation (“BDTV IV”) (each, a “Reporting Person”), on February 24, 1998 (the “Reporting Group Schedule 13D”), (ii) Liberty on July 19, 1999 (the “Liberty Schedule 13D”), (iii) Mr. Diller on August 29, 1995 (the “Barry Diller Schedule 13D”), (iv) Universal and VU Canada on February 24, 1998 (the “Universal Schedule 13D”), (v) BDTV on August 16, 1996 (the “BDTV Schedule 13D”), (vi) BDTV II on December 24, 1996 (the “BDTV II Schedule 13D”), (vii) BDTV III on July 28, 1997 (the “BDTV III Schedule 13D”), (viii) BDTV IV on February 24, 1998 (the “BDTV IV Schedule 13D”), and (ix) Vivendi Universal on August 2, 2001 (the “Vivendi Schedule 13D”) are each hereby amended and supplemented to include the information set forth herein. This Report on Schedule 13D constitutes Amendment No. 14 to the Reporting Group Schedule 13D, Amendment No. 9 to the Liberty Schedule 13D, Amendment No. 24 to the Barry Diller Schedule 13D, Amendment No. 14 to the Universal Schedule 13D, Amendment No. 8 to the Vivendi Schedule 13D, Amendment No. 20 to the BDTV Schedule 13D, Amendment No. 18 to the BDTV II Schedule 13D, Amendment No. 15 to the BDTV III Schedule 13D and Amendment No. 14 to the BDTV IV Schedule 13D. The Reporting Group Schedule 13D, the Liberty Schedule 13D, the Barry Diller Schedule 13D, the Universal Schedule 13D, the Vivendi Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D, the BDTV III Schedule 13D and the BDTV IV Schedule 13D (each, as amended) are collectively referred to as the “Schedule 13D.” Capitalized terms not defined herein have the meanings given to such terms in the prior Reports on Schedule 13D referred to in this paragraph.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 2.	Identity and Background
Schedule 3 is incorporated herein by reference and amends and restates Schedule 3 to the Schedule 13D in its entirety.

Item 3.	Source and Amount of Funds or Other Consideration
The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

Item 4.	Purpose of Transaction
The information contained in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference herein.

Depending on market conditions and other factors, and subject to any restrictions described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto or as previously filed as exhibits to this Schedule 13D, the Reporting Persons or their respective subsidiaries may purchase additional shares of Common Stock in the open market or in private transactions.  Alternatively, depending on market conditions and other factors, and subject to any restrictions described in Items 5 or 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, the Reporting Persons or their respective subsidiaries may sell all or some of their shares of Common Stock.

Except as described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto or previously filed as exhibits to this Schedule 13D, neither any Reporting Person nor, to the best of their knowledge, any of their respective directors or officers has plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer
The information contained in Item 6 of this Schedule 13D is hereby incorporated by reference herein.
The information contained in Item 5 of this Schedule 13D is hereby amended and supplemented by adding the following information:

As previously reported, the Governance Agreement grants Liberty a preemptive right with respect to issuances of the Company’s capital stock, subject to certain limitations, to maintain the percentage ownership in the Company that Liberty had immediately prior to such issuances.  In accordance with the foregoing, on April 7, 2003 Liberty exercised its preemptive right to acquire shares of Common Stock arising as a result of the issuance of shares of Common Stock in connection with the Company’s prior acquisition of the outstanding shares of Ticketmaster that it did not previously own.  Pursuant to such exercise of its preemptive right, Liberty acquired from the Company 11,217,934 shares of Common Stock for an aggregate purchase price of $220,342,655.35, or $19.64 per share.  Pursuant to the terms of the preemptive rights provision, the purchase price was based on the price of the shares of Common Stock at the time of signing of the Ticketmaster merger agreement.  The aggregate amount due the Company from Liberty in connection with the foregoing purchase was drawn from the working capital of Liberty.

As a result of the consummation of Liberty’s purchase of shares of Common Stock pursuant to the exercise of its preemptive right, the members of the Reporting Group beneficially own 170,583,848 (assuming the exercise of options to purchase 47,120,888 shares of Common Stock which are currently exercisable by Mr. Diller and the exercise of warrants to purchase 28,280,641 shares of Common Stock which are currently exercisable by Vivendi Universal) shares of Common Stock and 64,629,996 shares of Class B Common Stock.  These shares constitute 32.5% of the outstanding Common Stock and 100% of the outstanding Class B Common Stock.  Assuming the conversion of all of the Reporting Group’s Class B shares into Common Stock, the Reporting Group would beneficially own 39.9% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 68.2% of the voting power of the Company.  The foregoing beneficial ownership figures exclude shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership.  Mr. Diller continues to hold an irrevocable proxy granted by each of Universal and Liberty, pursuant to which Mr. Diller has the right to vote the Company’s securities held by Universal, Liberty and their respective affiliates.

Except as set forth or incorporated by reference herein, no Reporting Person or, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person has effected any transaction in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer
The information contained in Item 5 of this Schedule 13D is hereby incorporated by reference herein.
The information contained in Item 6 of this Schedule 13D is hereby amended and supplemented by adding the following information:

On March 31, 2003, Vivendi Universal, Universal and Mr. Diller entered into a letter agreement amending Section 3.3(a) of the Stockholders Agreement to provide for the continuation of Mr. Diller’s proxy over shares of Common Stock owned by the Vivendi Stockholders Group (as defined in the Stockholders Agreement) under certain circumstances.  A copy of the letter agreement, which is attached as an exhibit hereto, is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
The information contained in Item 7 of this Schedule 13D is hereby amended and supplemented by adding the following information:
53. Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller.

Signature

                After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  April 10, 2003

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Senior Vice President

BARRY DILLER

/s/ Barry Diller

UNIVERSAL STUDIOS, INC.

By:	/s/ Karen Randall
	Name:	Karen Randall
	Title:	Executive Vice President and General Counsel

VIVENDI UNIVERSAL CANADA INC.

By:	/s/ George E. Bushnell III
	Name:	George E. Bushnell III
	Title:	Secretary

VIVENDI UNIVERSAL, S.A.

By:	/s/ George E. Bushnell III
	Name:	George E. Bushnell III
	Title:	Vice President

BDTV INC., BDTV II INC.,
BDTV III INC., BDTV IV INC.

By:	/s/ Barry Diller
	Name:	Barry Diller
	Title:	President

INDEX TO EXHIBITS

1.                                       Written Agreement between TCI and Mr. Diller regarding Joint Filing of Schedule 13D./*/

2.                                       Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

3.                                       Definitive Term Sheet regarding Equity Compensation Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.                                       Press Release issued by the Company and Mr. Diller, dated August 25, 1995./*/

5.                                       Letter Agreement, dated November 13, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

6.                                       Letter Agreement, dated November 16, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

7.                                       First Amendment to Stockholders Agreement, dated as of November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8.                                       Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver Management Company, Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

9.                                       Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King Communications, Inc./*/

10.                                 Agreement and Plan of Merger, dated as of November 27, 1995, by and among Silver King Communications, Inc., Thames Acquisition Corp. and Savoy Pictures Entertainment, Inc./*/

11.                                 Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy Pictures Entertainment, Inc./*/

12.                                 Letter Agreement, dated March 22, 1996, by and between Liberty Media Corporation and Barry Diller./*/

13.                                 In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum and Order, adopted March 6, 1996 and released March 11, 1996./*/

14.                                 In re Applications of Roy M. Speer and Silver Management Company, Request for Clarification of Silver Management Company, dated April 10, 1996./*/

15.                                 In re Applications of Roy M. Speer and Silver Management Company, Federal Communications Commission Memorandum Opinion and Order and Notice of Apparent Liability, adopted June 6, 1996 and released June 14, 1996./*/

16.                                 Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and BDTV./*/

17.                                 Amended and Restated Certificate of Incorporation of BDTV INC./*/

18.                                 Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19.                                 Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among the Company, Home Shopping Network, Inc., House Acquisition Corp., and Liberty HSN, Inc./*/

20.                                 Termination Agreement, dated as of August 25, 1996, among the Company, BDTV Inc., Liberty Program Investments, Inc., and Liberty HSN, Inc./*/

21.                                 Voting Agreement, dated as of August 25, 1996, by and among Certain Stockholders of Home Shopping Network, Inc. and the Company./*/

22.                                 Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV Inc., and Home Shopping Network, Inc./*/

23.                                 Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24.                                 Second Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc. and BDTV II Inc./*/

25.                                 Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26.                                 Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27.                                 Stock Exchange Agreement, dated as of May 20, 1997, by and between HSN, Inc. and Mr. Allen./*/

28.                                 Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29.                                 Letter Agreement, dated as of May 20, 1997, by and between Mr. Diller and Liberty Media Corporation./*/

30.                                 Third Amended and Restated Joint Filing Agreement by and between TCI, Mr. Diller, BDTV Inc., BDTV II Inc. and BDTV III Inc./*/

31.                                 Certificate of Incorporation of BDTV III Inc./*/

32.                                 Investment Agreement among Universal Studios, Inc., HSN, Inc., Home Shopping Network, Inc. and Liberty Media Corporation, dated as of October 19, 1997 as amended and restated as of December 18, 1997./*/

33.                                 Governance Agreement among HSN, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of October 19, 1997./*/

34.                                 Stockholders Agreement among Universal Studios, Inc., Liberty Media Corporation, Barry Diller, HSN, Inc. and The Seagram Company Ltd. dated as of October 19, 1997./*/

35.                                 Spinoff Agreement among Liberty Media Corporation, Universal Studios, Inc. and HSN, Inc. dated as of October 19, 1997./*/

36.                                 Exchange Agreement among HSN, Inc., Universal Studios, Inc. and Liberty Media Corporation, dated as of October 19, 1997./*/

37.                                 Amended and Restated LLC Operating Agreement of USANi LLC, by and among USA Networks, Inc., Home Shopping Network, Inc., Universal Studios, Inc., Liberty Media Corporation and Barry Diller, dated as of February 12, 1998./*/

38.                                 Letter Agreement between Liberty HSN, Inc. and HSN, Inc., dated as of October 19, 1997./*/

39.                                 Fourth Amended and Restated Joint Filing Agreement between Tele-Communications, Inc., Universal Studios, Inc., The Seagram Company Ltd. and Barry Diller, dated as of February 23, 1998./*/

40.                                 Certificate of Incorporation of BDTV IV INC./*/

41.                                 Fifth Amended and Restated Joint Filing Agreement by and among Tele-Communications, Inc., Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC, dated as of July 19, 1999./*/

42.                                 Sixth Amended and Restated Joint Filing Agreement by and among Liberty Media Corporation, Barry Diller, Universal Studios, Inc., The Seagram Company Ltd., Vivendi Universal, BDTV INC., BDTV II INC., BDTV III INC. and BDTV IV INC. dated as of June 22, 2001. /*/

43.                                 Letter Agreement, dated July 15, 2001, by and among USA Networks, Inc., Barry Diller, Universal Studios, Inc. and Liberty Media Corporation./*/

44.                                 Amended and Restated Transaction Agreement, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., USA Networks, Inc., USANi LLC, Liberty Media Corporation and Barry Diller./*/

45.                                 Agreement and Plan of Merger and Exchange, dated as of December 16, 2001, by and among Vivendi Universal, S.A., Universal Studios, Inc., Light France Acquisition 1, S.A.S., the Merger Subsidiaries listed on the signature page thereto, Liberty Media Corporation, Liberty Programming Company LLC, Liberty Programming France, Inc., LMC USA VI, Inc., LMC USA VII, Inc., LMC USA VIII, Inc., LMC USA X, Inc., Liberty HSN LLC Holdings, Inc., and the Liberty Holding entities listed on the signature page thereto./*/

46.                                 Amended and Restated Governance Agreement, dated as of December 16, 2001, by and among USA Networks, Inc., Universal Studios, Inc., Liberty Media Corporation, Barry Diller, and Vivendi Universal, S.A./*/

47.                                 Amended and Restated Stockholders Agreement, dated as of December 16, 2001, by and among Universal Studios, Inc., Liberty Media Corporation and Barry Diller./*/

48.                                 Amended and Restated Limited Liability Limited Partnership Agreement of Vivendi Universal Entertainment LLLP, dated as of May 7, 2002, by and among USI Entertainment Inc., USANI Holdings XX, Inc., Universal Pictures International Holdings BV, Universal Pictures International Holdings 2 BV, NYCSpirit Corp. II, USA Networks, Inc., USANI Sub LLC, New-U Studios Holdings, Inc. and Mr. Diller (including Amendment No. 1 thereto dated as of November 25, 2002)./*/

49.                                 Equity Warrant Agreement, dated as of May 7, 2002, between USA Networks, Inc. and The Bank of New York, as equity warrant agent./*/

50.                                 Exchange Agreement by and among the Company, Liberty Media Corporation, Liberty HSN II, Inc. and Liberty HSN, Inc., dated as of June 27, 2002./*/

51.                                 Purchase Agreement, dated as of February 12, 2003, between Deutsche Bank AG and Vivendi Universal, S.A./*/

52.                                 Lock-Up Agreement, dated as of February 12, 2003, between Vivendi Universal, S.A. and Deutsche Bank Securities, Inc./*/

53.                                 Letter Agreement, dated March 31, 2003, from Vivendi Universal, S.A. and Universal Studios, Inc. to Barry Diller.

/*/ Previously filed.

Schedule 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

SCHEDULE 3

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

                The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  To the knowledge of Liberty Media Corporation, all executive officers and directors listed on this Schedule 3 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of Liberty
Robert R. Bennett	President, Chief Executive Officer and Director of Liberty
Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of Liberty; President of Fisher Capital Partners, Ltd.
Paul A. Gould 711 5th Avenue, 8th Floor New York, New York 10022	Director of Liberty; Managing Director of Allen & Company Incorporated
Gary S. Howard	Executive Vice President, Chief Operating Officer and Director of Liberty
Jerome H. Kern 9033 East Easter Place, Suite 205 Centennial, Colorado 80112	Director of Liberty; Consultant, Kern Consulting LLC
David E. Rapley	Director of Liberty
Larry E. Romrell	Director of Liberty
David J.A. Flowers	Senior Vice President and Treasurer of Liberty
Elizabeth M. Markowski	Senior Vice President of Liberty
Albert E. Rosenthaler	Senior Vice President of Liberty
Christopher W. Shean	Senior Vice President and Controller of Liberty
Charles Y. Tanabe	Senior Vice President, General Counsel and Secretary of Liberty